UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the month of                     January                    , 20 10
Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     ]

SIGNATURES
PRESS RELEASE

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)
Date January 27, 2010	By	/s/ Agus Murdiyatno
(Signature)

Agus Murdiyatno
VP Investor Relations/ Corporate Secretary

PRESS RELEASE
No.Tel.8/PR110/COM-10/2010
Metra Signed Conditional Sale and Purchase Agreement to Acquire
75% Shares of AdMedika
Jakarta, January 26, 2010 — Perusahaan Perseroan (Persero) PT. Telekomunikasi Indonesia, Tbk. (”TELKOM” or the ”Company”) through its subsidiary, PT Multimedia Nusantara (“Metra”), has signed Conditional Sales and Purchase Agreement (CSPA) on Monday, January 25, 2010, to acquire 75% stake in PT. Administration Medika (“AdMedika”), a foreign-investment company engaged in the Electronic Health Care Network in Jakarta.
CSPA was signed by CEO of Metra, Alex J. Sinaga and AdMedika Shareholders represented by Sofian Sutantio, Ravi Varna Kanason, and Shia Kok Fat, and also witnessed by TELKOM’s CEO, Rinaldi Firmansyah and Director of IT & Supply, Indra M. Utoyo in Bandung. The transaction is expected to be completed by end of February 2010. With 75% ownership of shares, Telkom reserves the right to fully control AdMedika.
This corporate action, according to Rinaldi Firmansyah, will provide the foundation for Indonesia Insurance Shared Service Platform (InsureNet) as the precursor of National e-Health program. “This acquisition is a strategic acquisition for TELKOM associated with the InSureNet initiative, especially for the medical insurance sector, starting from IT infrastructure to support e-Health and then the entire insurance National e-Claim,” said Rinaldi. InSure Net is a platform of online collaboration and transactions to improve the effectiveness, productivity, and service quality of medical Insurance Institution. At this stage, five state-owned insurance companies, Taspen, Jamsostek, Askes, Jasa Raharja, and Asabri, have joined InsureNet.
According to Rinaldi Firmansyah, the acquisitions of AdMedika which is currently the largest health care administration provider in Indonesia, is one of TELKOM Group effort to strengthen its Information business portfolio (IT Services). TELKOM has set its business transformation to become the leading company not only in the field of T (Telecommunication), but also in the I (information), M (Media) and E (Edutainment) or TIME.
TIME Development
To develop its TIME business portfolio, TELKOMGroup directs Metra into the leading multimedia company that focuses on adjacent industry businesses. AdMedika acquisition is part of a series of acquisitions that has been made by Metra.
In 2008 Metra has completed the acquisition of 80% of PT Sigma Cipta Caraka, a leading IT company in Indonesia. In 2009, Metra acquired 49% shares of INFOMEDIA, which previously owned by ELNUSA, to gain TELKOMGroup’s full management control of INFOMEDIA. This full control enables INFOMEDIA to have more focus on the business development of Call Center & Business Directory Services and Business Process Outsourcing (BPO). Metra has also established a new subsidiary, PT METRANET, which focus in the development of a business portal with Mojopia brand name.
Metra CEO, Alex J. Sinaga, said the acquisition could be viewed as a real manifestation of TELKOM support to encourage the development of health-care BPO business (e-Health) in Indonesia through the implementation of integrated and efficient health services, which add value to the customers, health services industry and insurance industry.
Currently, according to Alex J. Sinaga, with 1.2 million members, AdMedika owns 12% market share of e-Health BPO industry in Indonesia. AdMedika itself is a pioneer in the implementation of online claim processing system and third party administrator services that bridge the interests of its members, insurances and health services. AdMedika has established cooperation with 717 health care providers and 26 health insurance companies and corporations, which confirm AdMedika position as a market leader in Indonesia.
Those acquisitions are expected to provide an optimal synergy value for the Group, among others, by optimizing the synergies with SIGMA in integration services, INFOMEDIA in the member services through Contact Center Outsourcing, Finnet as e-payment gateway and Mojopia in providing one-stop online service healthcare service portal.
With strong support of TELKOMGroup, AdMedika expected to accelerate the expansion of its business to provide significant value for TELKOMGroup in the next five years.
AGUS MURDIYATNO
Vice President Investor Relations/Corporate Secretary
For further information, please contact:
Investor Relations / Corporate Secretary
PT TELEKOMUNIKASI INDONESIA, Tbk
Tel:   62-21-5215109
Fax: 62-21-5220500
Email:investor@telkom.co.id
Website: www.telkom.co.id
PT Telekomunikasi Indonesia, Tbk
PT Telekomunikasi Indonesia, Tbk (“TELKOM”) is the principal provider of fixed-line services in Indonesia. TELKOM’s majority-owned subsidiary, Telkomsel, is also the largest Indonesian mobile cellular operator, as measured by subscribers and revenues. The Company also provided a wide range of other telecommunications services including interconnection, network, data and internet services, and other telecommunications services. TELKOM’s shares are listed in the Indonesia Stock Exchange (IDX: TLKM), and its American Depository shares are listed in the New York Stock Exchange (NYSE: TLK) and London Stock Exchage (LSE:TKIA).